Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad



[PROOF] The 3 most common investor questions

Fundrise

To: ████████████





Your questions, answered.

We've compiled our answers to a few of the most common questions asked by prospective investors.

Is Fundrise a long-term investment?

Absolutely. We aim to provide investors with better, more stable returns through illiquid alternative assets, like real estate and venture capital. Nearly all of the most effective alternative investing strategies require a combination of both expertise and time to pay off. Accordingly, we make investing decisions based on their long-term return potential for our investors, not short-term optics. If you anticipate needing your investment back in the near term, we don't recommend investing with us.

How do returns work at Fundrise?

Fundrise portfolios have the potential to generate returns in one of two ways: (1) via quarterly dividends as a debt interest or rental income is collected, or (2) via the appreciation of each underlying asset's value over time.
See more questions about returns

How does Fundrise's pricing work?

Fundrise investors pay a 0.15% annual investment advisory fee (which may be reviewed under certain circumstances). Separately, the funds in our standard portfolios pay a 0.85% annual asset management fee. Altogether, that's $10/year for every $1,000 invested.

For the Fundrise Innovation Fund — our groundbreaking venture capital product — expenses are covered by an annual 1.85% flat management fee, which, together with the 0.15% annual investment advisory fee, is the equivalent of $20/year for every $1,000 invested.
Learn more about our fees

Stay connected on the latest market trends with our recent letter to investors, articles, podcast, and more.



[Read our recent letters to investors](#)



[View latest articles and blogs](#)



[Listen to the latest Onward podcast](#)



We're always working to improve your experience — if you have any ideas, feedback, or questions, please let us know at **investments@fundrise.com**.

Invest in innovation

[Invest Now](#)







WEBSITE | HELP CENTER | LOGIN

The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Unsubscribe | Edit Notification Preferences